August 23, 2019

Michael Korenko
Chief Executive Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

       Re: Vivos Inc.
           Offering Statement on Form 1-A
           Filed July 29, 2019
           File No. 024-11049

Dear Mr. Korenko:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed July 29, 2019

Offering Circular Summary, page 4

1. Please disclose in the summary that you have received a going concern opinion from your auditor.
Risk Factors, page 7

2. Please include a separate risk factor discussing your sole supplier of Y-90 particles mentioned on pages 10 and 34.
 Michael Korenko
FirstName LastNameMichael Korenko
Vivos Inc.
Comapany NameVivos Inc.
August 23, 2019
August 23, 2019 Page 2
Page 2
FirstName LastName
The Company's outstanding securities, page 14

3. In an appropriate section of your offering circular, please discuss the material terms of the
         Path Forward Agreement between you and your current insiders and shareholders mentioned in this risk factor. Also, provide similar details regarding the other existing agreements mentioned in your risk factor heading.
Use of Proceeds, page 17

4. Please revise this section to disclose your intended use of proceeds assuming the sale of
         25%, 50%, 75% and 100% of the offering.
Principal Markets, page 31

5. We note your disclosure that you are developing test plans to address issues raised by the
         FDA in connection with your previous submissions regarding RadioGel. Please revise to disclose the issues raised by the FDA.
Veterinary Sector, page 32

6. Please revise the disclosure in the fifth paragraph on page 33 to disclose, if applicable, the amount that you owe to the University of Missouri.
Directors, Executive Officers and Significant Employees, page 36

7. Please tell us the multi-billion dollar revenue corporations in which Mr. Swanberg worked and his role within each organization. In this regard, did he play an integral role in developing any corporations from a small, start-up business to a multi-billion dollar revenue corporation? Also, provide balanced details of any organizations in which Mr.
         Swanberg worked that were not successful. Furthermore, revise your disclosure to clarify when Mr. Swanberg served as executive vice president and on the board of directors for
         IsoRay Medical, Inc.
Related Party Transactions, page 41

8. Please identify the directors and officers mentioned in this section. Index to Exhibits, page 54

9. Please ensure that you have filed all agreements required to be filed as exhibits to your offering statement. In this regard, we note the licensing agreements with Battelle mentioned in the last paragraph on page 4, the supply agreement mentioned on page
         10, the Path Forward Agreement mentioned on page 14, the Certificate of Amendment to the Certificate of Incorporation that authorized the designation of series C convertible preferred stock mentioned on page 30, the related party convertible notes agreements mentioned on page 41, and the subscription agreement mentioned on page 52.
 Michael Korenko
Vivos Inc.
August 23, 2019
Page 3
Financial Statements, page F-1

10. We note from the June 30, 2019 Form 10-Q as well as page 4 and throughout the Form 1-
       A that you effected a 1-for-8 reverse stock split on June 25, 2019. Please revise all financial statements presented to reflect the reverse stock split in accordance with ASC
       260-10-55-12 and SAB Topic 4C. In this regard, also have your independent auditor revise its report on page F-24 to reference the reverse stock split and dual-date its opinion in accordance with PCAOB 3110.05 or AICPA AU 530.05, as applicable.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Heather Percival, Senior Attorney, at
202-551-3498 with any other questions.



                                                              Sincerely,
FirstName LastNameMichael Korenko
                                                              Division of
Corporation Finance
Comapany NameVivos Inc.
                                                              Office of
Electronics and Machinery
August 23, 2019 Page 3
cc:       Daniel W. Rumsey
FirstName LastName